EXHIBIT 99.7

Fact Sheet – Second Quarter, 2003-04

Profit and Loss Account summary for the Quarter ended
(as per Indian GAAP)

in Rs. crore, except per share data

					Growth % in
	September 30,		Growth	Quarter ended	Q2 FY 2004
Particulars			(%)	June 30, 2003	over Q1 FY
	2003	2002			2004

INCOME
Software services and products
Overseas	1,115.98	857.23	30.2	1,058.65	5.4
Domestic	18.77	22.34	-16.0	23.33	-19.5
TOTAL INCOME	1,134.75	879.57	29.0	1,081.98	4.9
Software Development Expenses	587.16	424.49	38.3	572.78	2.5
GROSS PROFIT	547.59	455.08	20.3	509.20	7.5
Selling and marketing expenses	80.44	69.33	16.0	79.72	0.9
General and administration expenses	88.72	62.51	41.9	81.18	9.3
	169.16	131.84	28.3	160.90	5.1
OPERATING PROFIT (EBIDTA)	378.43	323.24	17.1	348.30	8.7
Interest	—	—	—	—	—
Depreciation and amortization	62.33	46.24	34.8	44.26	40.8
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	316.10	277.00	14.1	304.04	4.0
Other income	44.28	17.53	152.7	32.44	36.5
Provision for investments	0.22	23.76	-99.0	6.36	-96.4
PROFIT BEFORE TAX	360.16	270.77	33.0	330.12	9.1
Provision for taxation	60.00	45.00	33.3	52.00	15.4
NET PROFIT AFTER TAX	300.16	225.77	32.9	278.12	7.9
EARNINGS PER SHARE
(Equity shares, par value Rs.5/- each)
Basic	45.30	34.10	32.8	41.98	7.9
Diluted	44.92	33.90	32.5	41.83	7.4

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Fact Sheet – Second Quarter, 2003-04

Profit and Loss Account summary for the Half-year ended
(as per Indian GAAP)

in Rs. crore, except per share data

	September 30,		Growth	Year ended
Particulars			(%)	March 31,
	2003	2002		2003

INCOME
Software services and products
Overseas	2,174.63	1,607.75	35.3	3,543.51
Domestic	42.10	36.44	15.5	79.18
TOTAL INCOME	2,216.73	1,644.19	34.8	3,622.69
Software Development Expenses	1,159.94	801.88	44.7	1,813.30
GROSS PROFIT	1,056.79	842.31	25.5	1,809.39
Selling and marketing expenses	160.16	124.42	28.7	266.98
General and administration expenses	169.90	119.72	41.9	270.37
	330.06	244.14	35.2	537.35
OPERATING PROFIT (EBIDTA)	726.73	598.17	21.5	1,272.04
Interest	—	—	—	—
Depreciation and amortization	106.59	86.71	22.9	188.95
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	620.14	511.46	21.2	1,083.09
Other income	76.73	42.42	80.9	99.61
Provision for investments	6.59	23.76	-72.3	23.77
PROFIT BEFORE TAX	690.28	530.12	30.2	1,158.93
Provision for taxation	112.00	87.50	28.0	201.00
NET PROFIT AFTER TAX	578.28	442.62	30.6	957.93
EARNINGS PER SHARE
(Equity shares, par value Rs.5/- each)
Basic	87.29	66.87	30.5	144.68
Diluted	86.76	66.41	30.5	143.37

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Fact Sheet — Second Quarter, 2003-04

REVENUE BY GEOGRAPHICAL SEGMENT

				LTM Sept 30,	LTM Sept 30,
	Sept 30, 2003	June 30, 2003	Sept 30, 2002	2003	2002
	%	%	%	%	%

North America	73.9	74.7	73.8	73.6	72.1
Europe	18.0	17.4	16.5	17.7	18.6
India	1.6	2.1	2.5	1.9	2.0
Rest of the world	6.5	5.8	7.2	6.8	7.3
Total	100.0	100.0	100.0	100.0	100.0

REVENUE BY SERVICE OFFERING

				LTM Sept 30,	LTM Sept 30,
	Sept 30, 2003	June 30, 2003	Sept 30, 2002	2003	2002
	%	%	%	%	%

Development	25.2	27.8	31.2	29.0	31.9
Maintenance	31.6	26.9	28.8	28.3	29.3
Re-engineering	5.9	6.7	6.0	5.8	7.3
Package implementation	12.6	13.5	9.7	12.8	9.8
Consulting	3.4	4.4	4.7	4.0	4.1
Testing	6.0	4.4	3.0	4.5	3.0
Engineering services	2.1	2.6	2.7	2.4	2.8
Other services	10.4	10.1	8.4	9.4	7.2
Total services	97.2	96.4	94.5	96.2	95.4
Products	2.8	3.6	5.5	3.8	4.6
Total revenues	100.0	100.0	100.0	100.0	100.0

REVENUE BY PROJECT TYPE

				LTM Sept 30,	LTM Sept 30,
	Sept 30, 2003	June 30, 2003	Sept 30, 2002	2003	2002
	%	%	%	%	%

Fixed Price	35.4	35.9	36.1	36.4	35.3
Time & Materials	64.6	64.1	63.9	63.6	64.7
Total	100.0	100.0	100.0	100.0	100.0

“LTM” — Last Twelve Months

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Fact Sheet — Second Quarter, 2003-04

REVENUE BY INDUSTRY CLASS

				LTM Sept 30,	LTM Sept 30,
	Sept 30, 2003	June 30, 2003	Sept 30, 2002	2003	2002
	%	%	%	%	%

Insurance, banking & financial services	38.9	37.4	38.8	37.8	37.0
Insurance	15.2	13.9	15.7	13.9	15.7
Banking & financial services	23.7	23.5	23.1	23.9	21.3
Manufacturing	15.0	15.6	17.1	15.7	16.7
Retail	11.7	11.6	11.3	11.5	12.2
Telecom	15.4	14.6	14.6	15.2	15.1
Energy & Utilities	3.0	3.5	3.1	3.2	2.5
Transportation & logistics	7.1	7.1	6.6	7.0	5.0
Others	8.9	10.2	8.5	9.6	11.5
Total	100.0	100.0	100.0	100.0	100.0

CLIENT DATA

	Sept 30, 2003	June 30, 2003	Sept 30, 2002

Active Clients	347	346	308
Added during quarter	29	22	18
Revenue – top client	6.6%	5.7%	5.9%
Revenue – top 5 clients	24.6%	23.7%	24.0%
Revenue – top 10 clients	37.9%	36.7%	37.9%
Clients accounting for >5% of revenue	2	2	3
Repeat business	95.7%	97.8%	94.9%
Account receivables – LTM (in days)	50	52	56

EFFORT AND UTILIZATION

	Sept 30, 2003	June 30, 2003	Sept 30, 2002

Effort — Services
Onsite	32.6%	34.4%	35.7%
Offshore	67.4%	65.6%	64.3%
Revenue — Services
Onsite	54.1%	56.2%	57.8%
Offshore	45.9%	43.8%	42.2%
Utilization
Including trainees	74.3%	77.3%	78.1%
Excluding trainees	83.8%	83.9%	84.2%

“LTM” — Last Twelve Months

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Fact Sheet — Second Quarter, 2003-04

PERSONMONTHS DATA

	Sept 30, 2003	June 30, 2003	Sept 30, 2002

Onsite – Billed	11,873	11,590	8,634
Offshore – Billed	26,355	23,857	17,102
TOTAL — Billed	38,228	35,447	25,736
Non Billable	7,373	6,807	4,828
Trainee	5,836	3,594	2,374
Sales & Support	3,740	3,743	3,351
TOTAL	55,177	49,591	36,289

EMPLOYEE METRICS

	Sept 30, 2003	June 30, 2003	Sept 30, 2002

Total Employees	19,120	17,095	13,110
S/W professionals	17,625	15,623	11,892
Billable	15,152	13,373	10,466
Banking Product Group	501	516	514
Trainees	1,972	1,734	912
Sales & Support	1,495	1,472	1,218
Gross Addition	2,595	2,175	2,065
Net Addition	2,025	1,739	1,806
Lateral Employees	328	303	328
Attrition % (LTM)	9.1	7.9	6.1

INFRASTRUCTURE (as on Sept 30, 2003)

	Completed		Work in Progress
					Land
	Built-Up Area	No. of Seats	Built-Up Area	No. of Seats	acquired during
	(Sq Ft)		(Sq Ft)		the Qtr (acres)

Bangalore	16,24,836	9,152	4,00,000	3,500	9.55
Pune	5,89,647	3,176	—	—	113.00
Chennai	4,21,317	2,816	—	—	129.00
Hyderabad	3,17,000	1,645	2,45,000	2,170	—
Bhubaneshwar	1,89,000	1,200	95,000	800	—
Mangalore	1,98,000	1,077	—	—	—
Mysore (including ILI)*	4,18,450	634	2,25,000	850	—
Mohali	21,000	200	—	—	—
Trivandrum	—	—	22,000	220	—
Total	37,79,250	19,900	9,87,000	7,540	251.55

*      Infosys Leadership Institute

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Fact Sheet — Second Quarter, 2003-04

in Rs. crore, except employee data

Consolidated (Including Progeon)

	Sept 30, 2003	June 30, 2003	Sept 30, 2002

Total Employees	20,158	17,977	13,397
Gross Additions	2,845	2,591	2,263
Net Additions	2,181	2,082	1,991
Revenue	1,151.8	1,094.7	880.6
Net Profit After Tax	301.0	278.9	224.5

Reconciliation of accounts as per Indian GAAP and US GAAP

in Rs. Crore

	Three months ended	Year ended
	September 30, 2003	March 31, 2003

Net Profit as per Indian GAAP	300.2	957.9
Amortization of deferred stock compensation	(4.9)	(23.2)
Deferred taxes	(1.3)	(0.9)
Gain on forward foreign exchange contracts	3.5	2.4
Net provision for investments	—	9.1
Others	(1.5)	—
Profit / (loss) from Progeon Limited	1.4	(3.1)
Consolidated Net income as per US GAAP	297.4	942.2

Reasons for differences in net income as per Indian GAAP and US GAAP

Amortization of deferred stock compensation

The Accounting Principles Board Opinion No. 25 of US GAAP requires the accounting of deferred stock compensation on issue of stock options to employees, being the difference between the exercise price and the fair value as determined by the quoted market prices of the common stock on the grant date. In complying with this requirement, Infosys has charged to revenue under US GAAP an amount of Rs. 4.9 crore and Rs. 23.2 crore for the quarter ended September 30, 2003 and year ended March 31, 2003, respectively, as amortization of deferred stock compensation.

Gain on forward exchange contracts

Under Indian GAAP, premium on forward contract is recognized as income or expenditure over the life of the related contract. Whereas, under US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement.

Net provision for investments

Under Indian GAAP, recognition of unrealized gains on intellectual property rights is permitted. Consequently, an amount of Rs. 9.1 crore was recognized during the year ended March 31, 2001. Provision has been made for this investment under Indian GAAP during the quarter ended September 30, 2002.

Profit / (Loss) in subsidiary

Under US GAAP, consolidation of all majority owned subsidiaries is mandatory. Consequently, the profits in Progeon, the company’s subsidiary, amounting to Rs. 1.4 crore and losses of Rs. 3.1 crore were recorded in the US GAAP financial statements for the quarter ended September 30, 2003 and year ended March 31, 2003 respectively.

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